SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reaches R$683 million in 3Q08

13.6 % EBITDA margin in 3Q08

São Paulo, Brazil, November 5, 2008 - BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the third quarter of 2008 (3Q08).
This release is based on consolidated information that includes 100% of the results of Ipiranga Química, Ipiranga Petroquímica and Copesul, with the respective elimination of the minority interests at all these companies, as well as the proportional consolidation (in accordance with CVM Instruction 247) of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. To enable analysis of the results in relation to prior periods, data for the first nine months of 2007 are stated on a pro-forma basis.
The information used to prepare the pro-forma financial information is derived from financial interim statements reviewed by independent external auditors.
On September 30, 2008, the Brazilian real/U.S. dollar exchange rate stood at R$1.9143/US$ 1.00.

According to Braskem CEO Bernardo Gradin:

“Braskem teams remained focused on maximizing the operating profitability of the business and maintaining the competitiveness of the petrochemical chain during the entire quarter. Although naphtha prices remained at high levels, we were able to expand margins and increase capacity utilization rates at our industrial units. On the financial front, the success of the US$725 million export prepayment facility concluded the take out of the bridge loan taken up to acquire the petrochemical assets of the Ipiranga Group and leaves us in a more comfortable position to manage our debt. It’s worth to highlight the conclusion of the merger by Braskem of Ipiranga Petroquímica and Copesul, which will allows us to accelerate the capture of synergies. Given an even more challenging outlook, our team remains focused in keeping the Company’s financial strength maintaining cash levels compatible with its indebtedness amortization schedule as well as through working capital optimization and fixed costs reduction.”

1. HIGHLIGHTS:
1.1 Exchange variation impacts Braskem bottom line:
The effect of the 20.3% Brazilian real depreciation in the period over Braskem net exposure to the US dollar negatively impacted the Company’s financial results in R$ 1,351 million in 3Q08. This result was the main driver for the R$ 849 million net loss registered at this quarter.

1.2 Braskem domestic resin sales up 9% in the first nine months:
Brazilian demand for thermoplastic resins (PE, PP and PVC) grew 9% year on year in the first nine months, led by PVC with 20% increase, and driven by the country’s economic growth and the rebuilding of inventories in the supply chain.

1.3 Net Revenue reaches R$5 billion:
Net revenue in 3Q08 was R$5 billion. The net revenue growth of 14% in relation to 2Q08 reflects higher basic petrochemical volumes and prices – mainly ethylene, propylene and BTX (benzene, toluene and xylenes).

For more information, please visit our investor relations website at www.braskem.com.br/ri or contact the IR Team:

Luiz Henrique Valverde	Luciana Ferreira
Investor Relations Officer	IR Manager
Phone: +55 (11) 3576 9744	Phone: +55 (11) 3576 9178
luiz.valverde@braskem.com.br	luciana.ferreira@braskem.com.br

1.4 Braskem EBITDA1 grew to R$683 million in 3Q08, with EBITDA margin of 13.6%:
Braskem recorded EBITDA of R$683 million in 3Q08, with EBITDA margin of 13.6%, expanding by 1.8 p.p. in relation to 2Q08. The recovery in domestic resin prices and the higher revenue from basic petrochemicals offset the higher naphtha costs in the period.

1.5 Braskem merges Copesul, Ipiranga Petroquímica and Petroquímica Paulínia:
On September 30, Braskem concluded the mergers of Ipiranga Petroquímica (IPQ), Petroquímica Paulínia (PPSA) and the portion of Ipiranga Quimica (IQ) that was spun off and included the interests in IPQ and Isatec – Pesquisa Desenvolvimento e Análises Químicas Ltda. Copesul was merged by IPQ on September 11, therefore also becoming a part of Braskem. Only 1,506,061 class A preferred shares were issued for the transaction, which were delivered to the minority shareholders of IPQ, corresponding to 0.7% of its capital. Braskem already held 100% of the capital in IQ and PPSA and 99.3% of the capital in IPQ. Following these mergers, Braskem’s capital is now R$5.4 billion, divided into 524,391,654 shares, of which 196,714,190 are common shares, 326,874,398 are class A preferred shares and 803,066 are class B preferred shares.
This step will allow the acceleration of the announced synergies, enabling higher cash flow going forward.

1.6 Braskem issues US$725 million in export prepayment facility:
On October 9, 2008, Braskem announced the conclusion of a 5-year US$725 million export prepayment facility at a cost of Libor + 1.75 p.p. and with a 3-year grace period. With this operation, the Company successfully lengthens the US$1.2 billion bridge loan for the acquisition of the petrochemical assets of the Ipiranga Group. Later, the Company did a swap transaction fixing the Libor for the entire term at 3.85% p.a.. Therefore, the Libor + 1.75% p.p. export prepayment changed to a pre-fixed cost of 5.6% p.a.. Braskem is focused on keeping its liquidity and financial strength through the coming periods, with cash levels compatible to its debt amortization schedule and its working capital needs.

1.7 Braskem advances Green Resin projects:
The world’s first company to produce a certified polyethylene made from 100% renewable raw materials, Braskem signed on September 25 an agreement to develop green polyethylene commercial operations in Asia in conjunction with Toyota Tsusho, the trade company of the Toyota Corporation. Braskem plans to begin production at its plant with annual Green PE capacity of 200,000 tons by the beginning of 2011, having already initiated the search process for the plant’s compressors.
The Company also announced the certification of the first polypropylene made from 100% renewable raw materials with the same characteristics and properties as traditional polypropylene. The PP was analyzed by the laboratory Beta Analytic Inc., a global reference in the analysis of carbon isotopes. Braskem has already received certifications from the same laboratory for high-density polyethylene and linear low-density polyethylene.

1.8 Braskem advances its Second Share Buyback Program:
As of September 30, Braskem had repurchased 7,271,000 class A preferred shares, equivalent to 2.2% of all shares of this type, as part of its second share buyback program. The program was launched on March 6, 2008 and will continue through March 2, 2009. The Company may repurchase up to 19.9 million class A preferred shares, with 37% of this amount already repurchased.

1.9 Conservative derivative policy:
Braskem maintains a conservative risk management policy that includes strict rules prohibiting speculative trading and short selling. In this context, Braskem has no target forward operation or other similar derivatives. With practically 100% of its revenue, directly or indirectly, linked to the U.S. dollar and about 85% of its costs also pegged to this currency, the Company considers a natural hedge the maintenance of a significant portion of its indebtedness also in dollars. This strategy is based on the principle that the Company’s indebtedness should have the same currency as its cash generation. To protect short-term cash flow, Braskem aims at balancing its obligations in dollars to its revenues in this currency in addition to cash invested in dollars. The limits to this cash flow protection policy were defined and approved by Braskem Board of directors in 2004.

____________________
1 EBITDA is defined as earnings before the net financial result, income tax and social contribution tax, depreciation and amortization, and non-operating income. EBITDA is used by the Company’s management as a measure of performance, but does not represent cash flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporate Law or with U.S. Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

By the end of September 2008, the Company had 3 derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being protected. In any given scenario, negative or positive adjustments in hedge positions will be counterbalanced by positive or negative adjustments in the protected assets and liabilities.

The principal numbers for 3Q08 and the comparison periods are shown in the following table:

Key Indicators	Unit	3Q08	2Q08	3Q07	Change	Change	9M08	9M07	Change %
		(A)	(B)	(C)	% (A/B)	% (A/C)	(D)	(E)	(D/E)

Net Revenue	R$ million	5,032	4,405	4,623	14	9	13,848	14,016	(1)
EBITDA	R$ million	683	519	755	31	(10)	1,785	2,529	(29)
EBITDA Margin	%	13.6%	11.8%	16.3%	1.8 p.p.	-2.8 p.p.	12.9%	18.0%	-5.2 p.p.
Net Profit/(Loss)	R$ million	(849)	383	132	-	-	(384)	541	-

2. OPERATING PERFORMANCE:

2.1 Quarterly Thermoplastic Resin Performance

Demand2 for thermoplastic resins in the Brazilian market in 3Q08 rose by 6% year on year and declined by 3% quarter on quarter. The result in the comparison with 2Q08 was impacted by the reduction in inventories at clients in response to the realignment of prices in the domestic market in July and August. In the year-on-year comparison, the positive highlight once again was PVC demand, which posted substantial growth of 23% to 257,000 tons in the quarter. The tubes and connections, panels and shapes segments registered very brisk growth, reflecting the strong construction market.

The Polyolefins Business Unit reported domestic PE and PP sales 11% lower quarter on quarter and 3% lower year on year. These declines are explained by dynamics involving inventories: clients rebuilt inventories at the close of 2Q08, when Braskem registered PE growth of 20%, and in 3Q08 they used these inventories to protect themselves from the high prices in Reais terms. This market is expected to normalize in 4Q08, notwithstanding the typical decline related to the quarter’s seasonality. Imports grew 29% year on year, with market share expanding 5 p.p., still benefiting from the local currency appreciation in these periods. PP sales grew 10% year on year, outpacing the overall market, which grew 8% in the same period.

The Vinyls Unit posted growth in PVC domestic sales of 142,000 tons, growing by 14% quarter on quarter and 21% year on year. This result drove market share to 55% in the quarter, increasing 6 p.p. in relation to the previous quarter. Import volumes remained high, with market share growing to 31%. Most of these imports come from the United States, where demand is weak due to the slowdown in construction as well as other industries.

Braskem’s resin exports totaled 151,000 tons in 3Q08, up 38% on the previous quarter. This performance reflects the higher volume available for sale in the quarter and the lower demand in the domestic market, given the drawdown in inventories by clients, especially in July and August. Compared with 3Q07, resin exports fell by 13%, reflecting the lower PE export volumes since the Company opted to prioritize profitability over volumes in the period. As a result of the recent drop in international resin prices and the correspondent decrease in demand in the export market, Braskem should reduce the output at some of its production units, especially those producing PE, during 4Q08, aiming at adjusting its inventory levels. The initial estimated volume reduction is between 15 and 20% for PE and PP, as compared to production volume in 3Q08, with impact on ethylene and propylene production. This amount can change depending on the reaction from the export market.

Resin production volume in 3Q08 was a record 775,000 tons, up 24% on the previous quarter and 9% year on year. This result is explained by the higher productivity at plants following the scheduled maintenance stoppages carried out in 2Q08.

__________________________ 2 Demand is measured by Abiquim and refers to the level of resin purchase by the market: domestic sales + sales with export incentives + imports.

2.2 Thermoplastic Resin Performance in the First Nine Months

Demand for thermoplastic resins in the Brazilian market grew by 9% year on year in the nine months ended on September 30, 2008, with increases of 6% for PE, 6% for PP and 20% for PVC, this latter the highlight year to date. In addition to the strong growth leveraged by the construction industry, the PVC supply chain, which ended 2007 with inventory levels practically at zero, took advantage of the supply of imports from the United States to rebuild its inventories.

In this scenario, Braskem’s domestic resin sales grew by 7% for PE and PP and by 16% for PVC. PP sales outpaced average industry growth, expanding market share by 2 p.p. to 52%. Although Braskem had PVC utilization rates of 105% with 96% being destined for the domestic market, PVC sales lagged the industry average given the increase in import volumes in the period. Braskem is analyzing a project to build a new PVC plant, which by 2011 will expand its current PVC production capacity by 40%.

Braskem's resin exports year to date contracted by 37% in relation to the first nine months of 2007, fueled by the increased sales to the domestic market.

Braskem's total resin production year to date contracted by just 1% year on year, despite the scheduled maintenance stoppages at petrochemical complexes in 2Q08, demonstrating the improved productivity and reliability of our plants.

Performance (tons)	3Q08	2Q08	3Q07	Chg.%	Chg.%	9M08	9M07	Chg%
Termoplastic Resins	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
• PE´s	247,822	291,307	277,429	(15)	(11)	781,022	753,347	4
• PP	172,316	182,065	156,281	(5)	10	502,833	451,634	11
• PVC	141,888	124,352	117,444	14	21	382,019	330,369	16
• Total Resins	562,026	597,723	551,154	(6)	2	1,665,875	1,535,351	9

Sales - Export Market
• PE´s	115,212	87,048	144,254	32	(20)	296,507	479,354	(38)
• PP	30,328	16,912	21,283	79	43	69,925	89,397	(22)
• PVC	5,466	5,217	7,216	5	(24)	16,324	35,543	(54)
• Total Resins	151,005	109,177	172,752	38	(13)	382,755	604,294	(37)
Total Sales
• PE´s	363,034	378,355	421,683	(4)	(14)	1,077,529	1,232,702	(13)
• PP	202,644	198,977	177,563	2	14	572,758	541,032	6
• PVC	147,353	129,568	124,660	14	18	398,343	365,912	9
• Total Resins	713,031	706,900	723,906	1	(2)	2,048,630	2,139,645	(4)

Production
• PE´s	425,151	330,686	422,471	29	1	1,153,323	1,245,810	(7)
• PP	210,572	163,432	177,035	29	19	549,995	530,230	4
• PVC	139,518	129,916	114,831	7	21	399,457	345,260	16
• Total Resins	775,240	624,034	714,337	24	9	2,102,775	2,121,300	(1)

2.3 Basic Petrochemicals Performance

In 3Q08, Braskem production normalized, with the Camaçari and Southern petrochemical complexes operating at a capacity utilization rate of 95%. As a result, total ethylene and propylene sales grew by 21% against the previous quarter to 212,000 tons. Compared with 3Q07, sales of these two products fell by 10% as a result of the stronger domestic consumption of resin production.
In the first nine months, total ethylene and propylene sales declined by 19% year on year, in line with the lower production and sales in 2Q08, when scheduled maintenance stoppages were carried out at the complexes.

In turn, ethylene and propylene production in 3Q08 grew by 33% quarter on quarter and by 2% year on year to 913,000 tons, demonstrating the increased productivity obtained following the maintenance stoppages carried out in April and May.

Sales of BTX in 3Q08 totaled 220,000 tons, growing by 24% versus 2Q08 and declining by 12% year on year, chiefly due to the decoupling between international benzene prices and naphtha prices since mid-2007, which has discouraged production. In addition, a domestic client at the Camaçari Complex shut down its operations in the beginning of this year. As of 4Q08, though, the Company expects the consumption in the domestic market to be practically normalized as this client will resume its operations. Total BTX sales year to date declined by 13% year on year, reflecting the lower production in the period due to the scheduled maintenance stoppages at petrochemical plants in 2Q08 and the lower profitability of this product in the international market.

Butadiene prices rose sharply in the quarter, increasing by 44% in Brazilian real in relation to 2Q08. International butadiene prices have already rising by 44% in dollar terms in the first nine months of the year and should continue to benefit Braskem in the coming quarter.

Performance (tons)	3Q08	2Q08	3Q07	Chg.%	Chg.%	9M08	9M07	Chg%
Basic Petrochemicals	(A)	(B)	(C)	(A)/ (B)	(A)/ (C)	(D)	(E)	(D)/ (E)

Sales - Domestic Market
• Ethylene	109,164	83,064	117,287	31	(7)	298,624	351,390	(15)
• Propylene	102,968	92,598	95,025	11	8	292,324	284,617	3
• BTX*	91,120	89,053	101,313	2	(10)	264,124	314,213	(16)
Sales - Export Market
• Ethylene	-	-	2,709	-	-	-	21,480	-
• Propylene	-	-	21,712	-	-	-	76,093	-
• BTX*	128,582	88,842	147,563	45	(13)	330,551	372,188	(11)

Total Sales
• Ethylene	109,164	83,064	119,996	31	(9)	298,624	372,870	(20)
• Propylene	102,968	92,598	116,737	11	(12)	292,324	360,710	(19)
• BTX*	219,701	177,896	248,876	24	(12)	594,675	686,401	(13)

Production
• Ethylene	605,771	461,410	593,470	31	2	1,653,459	1,784,827	(7)
• Propylene	307,622	224,645	300,766	37	2	820,740	895,082	(8)
• BTX*	234,468	183,620	254,569	28	(8)	647,055	727,730	(11)

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem posted consolidated net revenue in 3Q08 of R$5 billion, up 14% on the previous quarter. Excluding from both periods the effects of condensate processing at the Southern Petrochemical Complex, net revenue in the quarter rose by 15% (R$656 million) quarter on quarter, chiefly due to an increase in basic petrochemical revenue of approximately R$300 million and to the realignment of resin prices in the domestic market.

In dollars terms and excluding condensate processing, net revenue in the quarter posted virtually the same performance as in 2Q08, since the average exchange rate varied less than 1% between the two quarters.

Export revenue in the quarter was US$765 million (25% of net revenue), up 45% on the exports of US$526 million in 2Q08 (20% of net revenue). The main driver of this growth in export revenue was the higher volumes and prices for both resins and basic petrochemicals.

The main variations in total net revenue between the two periods follow:

Excluding condensate processing, net revenue in the quarter grew by 8% against 3Q07, driven by: (i) the 7% increase in the average domestic resin price denominated in Brazilian real, (ii) the 2% increase in domestic resin sales volume, (iii) the 48% increase in soda net revenue, boosted by both higher prices and sales volumes, and (iv) the 41% increase in butadiene net revenue, reflecting the product’s higher price in 2008. Expressed in U.S. dollar, consolidated net revenue in 3Q08 was 24% higher, mainly due to the 10% hike in resin prices in dollars and the growth of 15% in revenue from basic petrochemicals in the period, reflecting the better international prices of these products.

On this comparison base, exports in 3Q08 rose by 40% year on year, from US$548 million in 3Q07 (23% of net revenue). This increase is chiefly explained by the higher resin revenue and the US$79 million in revenue from condensate resales. Sales to South America and Europe accounted for 66% of exports in 3Q08, supported by Braskem’s intensified efforts at its sales offices in these regions.

The main variations in total net revenue between the two periods are shown below:

In 3Q08, 52% of net revenue (excluding condensate resales and sales by Ipiranga Química) was composed of thermoplastic resins.

In the nine months, Braskem recorded net revenue of R$13.8 billion, virtually in line with the revenue of R$14 billion posted in the first nine months of 2007. The 12% reduction in exports revenue in the period and the lower revenue from condensate processing of R$209 million were partially offset by a 9% increase in domestic resin volumes and an 8% increase in the prices of these products in Reais. In addition, net revenue was affected by the impact of the Brazilian real appreciation on our prices, which are pegged to the dollar.

In dollar terms and excluding the effect of revenue from condensate processing, net revenue grew by 20% year on year to US$8 billion. This increase is primarily due to higher resin volumes as well as the hike of 24% in domestic resin prices in dollar terms.

3.2 Cost of Goods Sold (COGS)

In 3Q08, Braskem’s cost of goods sold (COGS) was R$4.3 billion, increasing by 13% in relation to COGS in 2Q08. Excluding costs related to condensate processing at the Southern Petrochemical Complex in both periods, COGS increased by 15%. This increase stems basically from the R$477 million increase in naphtha costs and higher volumes sold in 3Q08.

In comparison with 3Q07, COGS also grew 13%. Excluding costs related to condensate processing, COGS was 12% higher. Despite the R$26 million reduction in fixed costs, COGS was impacted by an increase of R$527 million in naphtha costs.

The average Amsterdam–Rotterdam-Antwerp (ARA) price of naphtha in 3Q08 averaged US$960/ton, 3.5% lower than the US$995/ton registered in 2Q08 and 42% higher than the US$676/ton in 3Q07. The impact of the higher naphtha costs on Braskem in 3Q08 compared with 3Q07 was US$533 million.

Naphtha prices have shown a downward trend since August, accompanying oil prices. In October, naphtha ARA was quoted at US$562/ton.

In 3Q08, Braskem purchased 1,947,000 tons of naphtha, of which 1,227,000 tons (63%) were acquired from Petrobras, the Company’s main raw-material supplier. The remaining 720,000 tons (37%) were directly imported by the Company, mainly from North Africa and Argentina. The higher volume of naphtha purchases was due to increased production in the quarter, as mentioned before.

Year to date, COGS was R$ 11.8 billion, 5% higher than the R$11.2 billion recorded in the same nine-month period last year. Excluding costs related to Copesul condensate processing in both periods, COGS increased by 7% (R$766 million). The main driver was the increase of R$1.1 billion in naphtha costs, which was partially offset by the reduction of R$97 million in fixed costs as well as the lower sales volume.

3.3 Selling, General And Administrative Expenses (SG&A)

Braskem is committed to reducing costs and fixed expenses in order to improve its competitiveness. As part of this effort, in 4Q07 the Company launched a program to cut fixed costs and expenses, the results of which will be captured in 2008 and are complementary to the synergy program related to the consolidation of the petrochemical assets of the Ipiranga Group.

In the first nine months of 2008, selling, general and administrative expenses (SG&A) were R$860 million, down R$112 million in relation to the same nine months of 2007, demonstrating Braskem efforts to reduce its fixed costs.

In 3Q08, selling, general and administrative expenses amounted to R$301 million, in line with the expenses recorded in 2Q08 and 2% higher year on year, mainly due to higher selling expenses.

Braskem selling expenses in 3Q08 were R$128 million, compared with R$126 million in both 2Q08 and 3Q07.

Efforts to reduce fixed costs were offset by higher variable expenses with exports.

In 3Q08, consolidated general and administrative expenses were R$173 million, in line with both 2Q08 and 3Q07.

3.4 EBITDA

Braskem consolidated EBITDA in 3Q08 was R$683 million, R$164 million (31%) higher than in 2Q08. Excluding the impact from the nonrecurring gain of R$38.7 million resulting from the use in 3Q08 of PIS/COFINS tax credits at Copesul and Ipiranga involving the acquisition of raw materials and inputs, EBITDA in the quarter increased by R$125 million. The higher resin and basic petrochemicals volumes and prices were partially offset by higher naphtha cost, with an impact of R$477 million. EBITDA margin in 3Q08 was 13.6%, compared with EBITDA margin of 11.8% in 2Q08.

In U.S. dollar terms, EBITDA in the quarter was US$409 million. Excluding nonrecurring revenue, this increase was US$73 million. The higher resin and basic petrochemicals revenue was partially affected by the impact from the increase in naphtha prices of US$280 million.

Compared with 3Q07, EBITDA was down 10%, mainly impacted by the R$527 million (19%) increase in naphtha costs, which was partially offset by higher resin and basic petrochemical prices. EBITDA margin in 3Q08 was 13.6%, down 2.8 p.p. versus 3Q07. In dollar terms, EBITDA in 3Q08 expanded by US$15 million year on year. The higher resin and basic petrochemicals prices in U.S. dollar were partially offset by the US$533 million impact from higher naphtha prices.

EBITDA in the first nine months of 2008 contracted by R$0.7 billion to R$1.8 billion, from R$2.5 billion in the first nine months of 2007. EBITDA margin in the first nine months was 12.9% . In U.S. dollar terms, EBITDA in the nine months stood at US$1.1 billion, declining US$204 million year on year. The increase in naphtha costs had a negative impact of US$846 million, which was partially mitigated by the increase in domestic petrochemical prices, in line with the trend in international prices.

EBITDA in the last 12 months through 3Q08 was R$2.4 billion, equivalent to US$1.4 billion, with EBITDA margin of 13.0% .

3.5 Investments in Subsidiaries and Affiliates

Braskem’s interest in the earnings of subsidiaries and affiliates in 3Q08 was negative R$9 million. This amount includes the amortization of goodwill from the investments in Ipiranga Química and Copesul. This quarter, there was a foreign exchange gain on the net equity of subsidiaries abroad, partially offsetting the amount of amortization of goodwill. With the incorporation of Ipiranga Petroquímica and Copesul, the amortization of goodwill from these companies will be included in COGS and expenses with depreciation and amortization as of next quarter. The variations between the results before amortization of goodwill recorded in 3Q08 and in 2Q08 and 3Q07 are due to the foreign exchange gain in 3Q08 and to the nonrecurring entries in 2Q08, as stated in the 2Q08 earnings release.

In the nine months, Investments in Subsidiaries and Affiliates was a negative R$87 million, a variation of R$9 million year on year.

(R$ 000)

Equity Income	3Q08	2Q08	3Q07	9M08	9M07

Equity Income	1,628	(14,832)	52	(10,856)	220
. Rionil	0	0	90	0	15
. Petroflex	(0)	(14,981)	0	(12,939)	0
. Others	1,628	149	(38)	2,083	205
FX Variation	13,045	(6,628)	(2,751)	6,565	(9,452)
Others	105	(11,071)	2,806	(12,497)	11,339
Sub Total (before amortization)	14,778	(32,531)	107	(16,788)	2,107
Amortization Goodwill	(23,486)	(24,331)	(21,270)	(70,321)	(80,127)

TOTAL	(8,708)	(56,862)	(21,163)	(87,109)	(78,020)

3.6 Net Financial Result

In 3Q08, the net financial result was a financial expense of R$1,616 million, versus financial income of R$407 million in 2Q08. This result was mainly due to the difference in exchange rates between the two periods. In 3Q08, the Brazilian real depreciated by 20.3% against the U.S. dollar, compared with appreciation of 10.1% in 2Q08. Because Braskem has net exposure to the U.S. dollar (more dollar-pegged liabilities than dollar-pegged assets), this behavior change had an important impact on the net financial result. This net exposure is composed of 72% of debt and approximately 70% of suppliers, partially offset by 19% of accounts receivable and 34% of cash. With the operational cash generation strongly pegged to the dollar, the Company deems this exposure appropriate.

In comparison with 3Q07, the net financial result in the quarter registered a variation of R$1.5 billion. Once again, the primary factor was the greater impact from foreign exchange variation between the two periods, given the depreciation in the Brazilian real against the dollar in 3Q08 of 20.3%, versus appreciation of 13.5% in 3Q07.

Excluding the effects from foreign exchange and monetary variations, the net financial result in 3Q08 was a financial expense of R$212 million, R$75 million higher than in the previous quarter, composed primarily of: (i) an increase of R$30 million in interest and vendor expenses due to the impact from dollar appreciation on the interest applicable on dollar-denominated loans; (ii) expenses with the PIS/COFINS tax applicable on the interest on equity received from Copesul in September in the amount of R$21 million, with an impact on the Financial Operations Expenses line; and (iii) reduction of R$16 million in interest due to a lower portion of cash invested in dollar during a period of appreciation in this currency.

Compared with the same quarter last year, the net financial result in 3Q08, excluding the effects of foreign exchange and monetary variations, rose by R$4 million. The main variations were: (i) the increase of R$20 million in interest and vendor expenses resulting once again from the effect of dollar appreciation on the interest applicable on dollar-denominated loans; which was partially offset by: (i) the decrease of R$5 million in interest income, due to the lower returns from the portion of cash invested in dollar, and (ii) lower SELIC Interest on Tax Liabilities, amounting to R$6 million, due to the drop in SELIC charges on these liabilities.

In the first nine months of 2008, the net financial result was a financial expense of R$1.4 billion. The effects from foreign exchange variation corresponded to a loss of R$753 million. This figure is similar to the R$652 million gain in the first nine months of 2007, when the Brazilian real was continually appreciating.

Excluding the effects of foreign exchange and monetary variations, the net financial result was a negative R$ 524 million, R$211 million lower than in 9M07. The main variations were: (i) the decline of R$74 million in interest and vendor expenses resulting from the drop in the average cost of USD-denominated debt, which fell from 8.3% p.a. in the nine months of 2007 to 6.4% p.a. in the nine months of 2008, (ii) a R$47 million decrease in expenses with financial operations, mainly due to the elimination of the CPMF tax, and (iii) a R$82 million decline in other expenses due to lower supplier charges.

The table below summarizes Braskem’s consolidated financial results on a quarterly basis.

(R$ Million)
	3Q08	2Q08	3Q07	9M08	9M07
Financial Expenses	(1,932)	473	(37)	(1,690)	(118)
Interest / Vendor	(139)	(109)	(119)	(372)	(446)
Monetary Variation	(63)	(53)	(54)	(153)	(181)
Foreign Exchange Variation	(1,626)	708	279	(892)	932
CPMF/IOF/Income Tax/Banking Expenses	(28)	(9)	(28)	(51)	(98)
Net interest on Fiscal Provisions	(22)	(18)	(28)	(65)	(87)
Others	(55)	(47)	(86)	(157)	(239)
Financial Revenue	316	(66)	(31)	280	(112)
Interest	24	40	29	98	95
Monetary Variation	9	3	2	21	33
Foreign Exchange Variation	275	(115)	(88)	139	(280)
Net interest on Fiscal Credits	2	2	4	7	10
Others	6	3	21	15	29

Net Financial Result	(1,616)	407	(68)	(1,410)	(231)

(R$ Million)
	3Q08	2Q08	3Q07	9M08	9M07

Net Financial Result	(1,616)	407	(68)	(1,410)	(231)

Foreign Exchange Variation (F/X)	(1,351)	593	191	(753)	652
Monetary Variation (MV)	(54)	(50)	(52)	(132)	(148)

Financial Result excluding F/X and MV	(212)	(136)	(208)	(524)	(735)

It’s important to stress out that the negative effect of the R$ 1,351 million in Exchange variation during 3Q08 does not impact directly the Company’s cash and cash equivalents in the short term. This amount only represents the impact of the exchange variation mainly on the Company’s indebtedness and will have a cash effect only when debt matures, and the average maturity term is 10.5 years. Given Braskem cash generation profile, which is pegged to the U.S. dollar, the dollar appreciation has a immediate negative accounting impact and a medium term positive impact on cash generation.

Braskem maintains a risk management policy with strict rules prohibiting speculative trading, short selling and concentration of instruments and counterparties. In this context, Braskem has no target forward operation or other similar derivatives.

Therefore, in late September 2008, the Company had 3 derivative transactions for hedging purposes and with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities being protected. In any given scenario, negative or positive adjustments in hedge positions will be counterbalanced by positive or negative adjustments in the protected assets and liabilities.

3.7 Net Income/(Loss)

Braskem posted a loss after minority interest of R$849 million, down R$1.2 billion from the net income in 2Q08, due to the net financial expense in the quarter, which was impacted by the Brazilian real depreciation in the period. For the same reason, compared with 3Q07, net income declined by R$981 million. The currency impact on the net financial result was partially offset by R$497 in income tax and social contribution credits. This amount includes R$127 million related to the merger of companies in 3Q08.

In the first nine months of 2008, the Company posted a loss of R$384 million, down R$925 million in relation to the same nine months of 2007, once again due to R$1.2 billion lower net financial result in 2008.

3.8 Free Cash Flow

Operating cash flow in 3Q08 was R$648 million, compared with operating cash flow of R$1,455 million in the previous quarter. The reduction was mainly due to higher working capital needs in relation to the previous quarter. The main variations were: (i) the increase of R$210 million in Taxes Recoverable related to the higher ICMS and PIS/Cofins tax credits, (ii) the R$108 million reduction in Taxes Payable mainly due to lower ICMS. These negative impacts were partially offset primarily by a R$234 million increase in Suppliers, related to higher naphtha costs during this period.

Year to date, operating cash flow was R$2,054 million, compared with R$2,213 million in the same nine-month period last year, mainly reflecting the lower operating income this year.

R$ million	3Q08	2Q08	3Q07	9M08	9M07

Operating Cash Flow	648	1,455	347	2,054	2,213
Interest Paid	(106)	(131)	(128)	(386)	(466)
Investment Activities	(381)	(572)	(349)	(2,103)	(1,687)
Share Buy-back/Share redemption[1]	(108)	(53)	-	(161)	-

Free Cash Flow (FCF)	53	699	(130)	(597)	60

Taxes Paid	(52)	(23)	(90)	(96)	(289)

1 In 3Q08, refers to disbursements associated with the New Share Buy-Back Program.

Investment activities in the first nine months include the last installment related to the acquisition of the petrochemical assets of the Ipiranga Group in the amount of R$638 million, and the last installment of the payment of Politeno in the amount of R$247 million. The investment activities in the first nine months of 2007 include the first installment related to the acquisition of the petrochemical assets of the Ipiranga Group in the amount of R$652 million.

3.9 - Capital Structure and Liquidity

On September 30, 2008, Braskem had gross debt of US$5.3 billion, US$207 million lower than at June 30, 2008, due primarily to the lower amount in U.S. dollar of the portion of debt denominated in Brazilian real, since the local currency depreciated by 20.3% in the period.

On September 30, 2008, the balance of cash and short-term investments fell by 16% in relation to June 30, 2008 to stand at US$968 million, mainly impacted by the impact from the Brazilian real depreciation on the portion of cash denominated in this currency, which accounted for 66% of the total.

Accordingly, Braskem consolidated net debt stood at US$4.4 billion on September 30, in line with the net debt recorded on June 30, 2008. In Brazilian real, net debt increased from R$7 billion on June 30, 2008 to R$8.3 billion on September 30, 2008. Once again, the effect of the 20.3% depreciation in the Brazilian real in 3Q08 was responsible for the increase of R$1.3 billion in net debt.

Accordingly, the Company's financial leverage, as measured by the Net Debt/EBITDA ratio, rose from 2.78x in 2Q08 to 3.42x in 3Q08 (last 12 months).

The average term of debt remained stable at 10.5 years at the end of September 2008. In October 2008, the US$1.2 billion bridge loan refinancing was concluded. This loan was used to acquire the petrochemical assets of the Ipiranga Group and to delist Copesul. With the completion of the issue in October 2008 of the 5-year, US$725 million export prepayment facility with a 3-year grace period, the average term will lengthen to 11 years.

At the close of September, 72% of debt was pegged to the U.S. dollar, versus 70% at the close of 2Q08. The following charts show Braskem’s gross debt by category and index.

The following chart shows the Company’s consolidated amortization schedule on September 30, 2008.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem consolidated capital expenditure totaled R$1.1 billion in the first nine months of 2008, compared with R$769 million in the same nine months of 2007.

A highlight in the period was the PP plant at Paulínia, which required investment of R$135 million in 2008. The plant initiated operational tests in the beginning of 2Q08, having concluded them by certifying the available PP grades to be produced in September 2008, when its results were incorporated into the consolidated figures of the Company.

In addition, the Company invested R$350 million in scheduled maintenance stoppages, in line with its goal of ensuring that all of its plants operate at high levels of reliability. This year maintenance stoppages took place in one production unit at each petrochemical complex (Camaçari and Southern), accounting for more than 75% of the total. Note that these stoppages occur every 6 years.

5. CONSOLIDATION OF THE SOUTHERN PETROCHEMICAL ASSETS

The acquisition of the petrochemical assets of the Ipiranga group was concluded in 1Q08, with the payment of the last installment and the delivery of the assets by Ultrapar on February 27, 2008. Moving forward in its consolidation process, on May 30, 2008, Petroquisa transferred to Braskem its interests in the equity of Copesul, Ipiranga Petroquímica, Ipiranga Química and Petroquímica Paulínia, with its stake in Braskem increased to 23% of the total capital.

The last step of this process was concluded on September 30, with the mergers by Braskem of Ipiranga Petroquímica (IPQ), Petroquímica Paulínia (PPSA) and the portion of Ipiranga Quimica (IQ) that was spun off and included in the interests in IPQ and Isatec – Pesquisa Desenvolvimento e Análises Químicas Ltda. Copesul was merged by IPQ on September 11, therefore also becoming a part of Braskem.

In this consolidation process a series of opportunities to capture synergies and create value were identified, with gains of US$1.1 billion in net present value expected to be captured by year-end 2009. This amount encompasses opportunities on a variety of fronts, the most important of which are: the industrial and commercial fronts, which represent almost half of the expected amount, and the financial front, representing gains of approximately US$ 400 million. The capturing of these gains will be accelerated with the incorporation of assets from 4Q08 onward. The investment needed to achieve these synergies is approximately R$250 million.

The company expects to capture approximately R$200 million in EBITDA on an annualized and recurring basis, R$108 million of which already in 2008. The capture of synergies has surpassed expectations, and by September 2008 a total of R$143 million in annual and recurring EBITDA gains were captured, with a focus on initiatives involving the commercial and supply-chain areas. The amount surpassing the target came mainly from higher-than-estimated domestic prices. In addition to this operational gain, Braskem also captured additional annual gains of R$55 million with a cash impact.

6. OUTLOOK:

The global macroeconomic scenario suffered great changes in the third quarter from the international financial crisis and the ensuing impacts on the credit system, the means of transmission of this crisis to the so-called real economy. World economic growth will certainly slow in 2009, accompanied by recessions in the economies of developed countries, i.e., the United States and Europe. Economic growth should come from emerging-market economies, especially the BRICs (Brazil, Russia, India and China), led by China. In the case of Brazil, the major advantage of companies with exposure to the country is the existence of a robust domestic market with important size and purchasing power in the universe of emerging-market countries, with the major challenge maintaining employment at high levels. Braskem continues to expect Brazil to register economic growth around 2.5% to 3% in 2009.

As of 2009, global petrochemical industry is going to face a more challenging scenario than the current one with the likelihood of a reduction in profitability given lower global GDP combined with the start up of new production capacities.

Given this scenario, Braskem remains focused in maintaining its operational profitability throughout the cycle at the same time that it reinforces long term relationship with its customers aiming at maximizing competitiveness in the Brazilian petrochemical chain.

The petrochemical industry still presents historically high resin/naphtha spreads, despite the recent drop in resin prices, accompanying the drop in the naphtha price. For the coming years, Braskem expects industry players to concentrate on preserving profitability over the cycle, leading to a more rational approach to installing new capacity. Other likely developments are the closure of less-competitive capacity and a reduction in ethylene capacity utilization by major players in the global petrochemical industry in regions with slower demand growth, such as Europe and the United States.

In this context, Braskem believes that the startup of new capacity will take place at a more gradual pace than previously estimated by the market, preventing any sharp narrowing in the spread between resin and naphtha prices in 2009.

For 2008, Braskem expects Brazilian GDP to grow by approximately 5% driven by domestic demand, which was fueled by higher disposable income and the greater availability of credit at competitive rates and with longer terms up until September of this year. Based on this scenario and in view of the growth observed in the first nine months of the year, the Brazilian market for thermoplastics resins should range from 8 to 10% in 2008, with significant demand from the construction, automotive, consumer electronics and agribusiness industries, among others. Given the recent drop in petrochemical prices in the international markets and the trade reduction in these markets, Braskem should reduce the utilization rate for its basic petrochemicals, PE and PP units during 4Q08 aiming at balancing its export operations with current demand, while preserving its export commitments. It’s worth noticing that the Company is focused in establishing a raw material equation that enables an appropriate profitability to its exports given this current scenario.

For 2009, we expect Brazilian GDP growth to be moderate, as already commented above, with the same historical elasticity levels for resins demand. Braskem believes it will continue to benefit from this scenario of growth, given its leadership position and unique range of products and services based on the latest technology and innovation, always pursuing the highest levels of profitability for its assets.

From a strategic viewpoint, Braskem plans to advance on the fronts of its strategy focused on growth with value creation, always focused in keeping its liquidity and financial strength, respecting the investmente selectiveness and maintaining cash levels compatible with its indebtedness schedule and its working capital needs. These fronts are: (i) the capture of synergies worth net present value of US$1.1 billion through initiatives that should be concluded over the next 15 months; (ii) the diversification of the energy matrix through access to competitive raw materials, a factor of increasing importance for ensuring competitiveness in a globalized world; and (iii) innovation, by advancing the project for green polymers made from sugarcane ethanol as well as other innovative projects currently under research.

On its Green PE project, Braskem plans to present to the Board of Directors by the end of the year a project for a new plant capable of producing 200,000 tons of green polyethylene each year from sugarcane ethanol, scheduled to come on line in early 2011. The plant, with investment projected at approximately R$500 million, will be located at the Southern Petrochemical Complex and already has demand identified and in the process of being contracted in the food packaging, cosmetics and automotive sectors.

Among the expansion projects designed to increase competitiveness by gaining access to competitively priced raw materials are two joint ventures with Pequiven in Venezuela. The first project is for annual production of 450,000 tons of PP integrated with the propane dehydrogenation unit (DHP). The second project is for annual production of 1,100,000 tons of PE integrated with an ethane cracker.

The DHP engineering project was concluded and the one for the PP plant is 95% done. Braskem is now focused in the project finance structure for the PP project (Propilsur) with the participation of export credit agencies, foment and private banks. This package approval will be essential to presenting this project at Braskem board of directors and to the corresponding final investment decision.

In addition, Braskem is planning on expanding its production capacity, through the expansion of existing plants, including an expansion in PVC capacity of 200,000 tons, with startup in 2011. In addition, a new PP plant in Camaçari for 2013 is still under analysis.

Progress on all these strategic fronts contributes to the goal of making Braskem one of the ten largest global petrochemical companies in terms of enterprise value, generating value for all its shareholders.

7. EXHIBITS LIST

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The company operates 19 manufacturing plants located throughout Brazil and has annual production capacity of 11 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER FOR U.S. SECURITIES LAW PURPOSES

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

EXHIBIT I
Consolidated Income Statement 1
(R$ million)

Income Statement	3Q08 (A)	2Q08 (B)	3Q07 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	9M08 (D)	9M07 (E)	Change (%) (D)/(E)
Gross revenue	6,321	5,625	5,936	12	6	17,584	17,717	(1)
Net revenue	5,032	4,405	4,623	14	9	13,848	14,016	(1)
Cost of goods sold	(4,268)	(3,768)	(3,782)	13	13	(11,796)	(11,231)	5
Gross profit	765	637	841	20	(9)	2,052	2,785	(26)
Selling expenses	(128)	(126)	(126)	1	1	(347)	(421)	(18)
General and Administrative expenses	(173)	(172)	(169)	1	3	(512)	(550)	(7)
Depreciation and amortization	(138)	(130)	(125)	6	10	(398)	(355)	12
Other operating income (expenses)	26	5	7	420	247	55	123	(56)
Investments in Associated Companies	(9)	(57)	(21)	-	-	(87)	(78)	12
•Equity Result	15	(33)	0	-	-	(17)	2	-
•Amortization of goodwill/negative goodwill	(23)	(24)	(21)	(3)	10	(70)	(80)	(12)
Operating profit before financial result	344	157	408	119	(16)	762	1,504	(49)
Net financial result	(1,616)	407	(68)	-	2,271	(1,409)	(231)	511
Operating profit (loss)	(1,272)	564	340	-	-	(647)	1,273	(151)
Other non-operating revenue (expenses)[2]	(67)	10	(3)	-	2,008	55	(29)	-
Profit (loss) before income tax and social contribution	(1,339)	574	337	-	-	(592)	1,245	-
Income tax / social contribution	497	(184)	(93)	-	-	266	(301)	-
Profit Sharing	(6)	(6)	(7)	(3)	(3)	(19)	(12)	63
Profit (loss) before minority interest	(849)	384	237	-	-	(345)	932	-
Minority Interest	(0)	(1)	(105)	(91)	(100)	(39)	(391)	(90)
Net profit (loss)	(849)	383	132	-	-	(384)	541	-

Earnings per share (EPS)	(1.62)	0.73	0.29	(321)	(650)	(0.73)	1.20	(161)
Earnings per share ex-amortization of goodwill	(1.39)	0.98	0.55	(241)	(351)	(0.50)	1.95	(126)

EBITDA	683	519	755	31	(10)	1,785	2,529	(29)
EBITDA Margin	13.6%	11.8%	16.3%	1.8 p.p.	-2.8 p.p.	12.9%	18.0%	-5.2 p.p.
-Depreciacion and Amortization	330	305	326	8	1	936	947	(1)
•Cost	193	175	201	10	(4)	538	592	(9)
•Expense	138	130	125	6	10	398	355	12

1 Considers the effects of the acquisition of the Ipiranga Group Petrochemical Assets as of January 2006
2 In 3Q08, includes R$ 42 million from the reversal of technological sale to Petroquímica Paulínia given the incorporation by Braskem

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	09/30/2008	06/30/2008	Change(%)
	(A)	(B)	(A)/(B)
Current Assets	7,363	6,969	6
• Cash and Cash Equivalents	1,843	1,805	2
• Accounts Receivable	1,848	1,752	5
• Inventories	2,782	2,703	3
• Recoverable Taxes	674	464	45
• Dividends/Interest on Owners' Equity	0	0	-
• Advances to Suppliers	19	37	(49)
• Others	197	208	(5)
Long-Term Assets	2,121	1,801	18
• Related Parties	54	44	23
• Compulsory Deposits and Escrow accounts	122	108	13
• Deferred income tax and social contribution	612	355	72
• Recoverable Taxes	1,189	1,157	3
• Others	144	137	5
Fixed Assets	12,843	12,754	1
•Investments	40	44	(10)
•Plant, property and equipment	10,406	10,202	2
•Deferred	2,398	2,508	(4)

Total Assets	22,328	21,524	4

LIABILITIES AND SHAREHOLDERS' EQUITY	09/30/2008	06/30/2008	Change(%)
	(A)	(B)	(A)/(B)
Current	5,980	5,197	15
• Suppliers	4,178	3,627	15
• Short-term financing	1,257	904	39
• Salaries and social charges	243	200	22
• Dividends/Interest on Owners' Equity	7	7	(1)
• Income Tax Payable	12	92	(87)
• Receivable Taxes	146	174	(16)
• Advances from Clients	25	86	(71)
• Others	111	108	3
Long-Term Liabilities	10,327	9,389	10
• Long-term financing	8,927	7,895	13
• Taxes Payable	1,222	1,308	(7)
• Others	178	186	(5)
Deferred Income	22	37	(40)
Minority Interest	0	12	(100)
Shareholders' Equity	5,999	6,889	(13)
• Capital	5,376	5,362	0
• Capital Reserves	457	457	0
• Treasury Shares	(174)	(66)	163
• Profit reserve	719	671	7
• Adjustment of Asset Evaluation (Law 11.638/07)	6	0	-
• Retained Earnings (Losses)	(384)	465	(183)

Total Liabilities and Shareholders' Equity	22,328	21,524	4

EXHIBIT III
Consolidated Cash Flow
(R$ million)

Cash Flow	3Q08	2Q08	3Q07	9M08	9M07
Net Income for the Period	(849)	383	132	(384)	541
Expenses (Revenues) not affecting Cash	1,503	41	338	1,882	1,057
Depreciation and Amortization	253	307	326	869	947
Equity Result	172	57	21	250	78
Interest, Monetary and Exchange Restatement, Net	1,320	(431)	(101)	981	(241)
Minority Interest	21	1	105	59	391
Others	(263)	107	(13)	(277)	(118)
Adjusted Profit (loss) before cash financial effects	654	424	470	1,498	1,597
Cash impact from Ipiranga / Paulínia	99	21	0	120	(1)
Asset and Liabilities Variation, Current and Long Term	(106)	1,010	(124)	436	617
Asset Reductions (Additions)	(221)	160	124	(461)	974

Marketable Securities	(89)	275	(128)	215	236
Account Payable	55	(459)	(18)	(271)	280
Recoverable Taxes	(210)	(44)	99	(351)	167
Inventories	(87)	65	110	(464)	119
Advances Expenses	19	27	24	60	60
Dividends Received	146	3	2	153	85
Other Account Receivables	(55)	293	34	198	27
Liabilities Additions (Reductions)	115	851	(247)	897	(357)

Suppliers	234	799	1	909	(124)
Advances to Clients	(27)	24	(9)	12	(9)
Fiscal Incentives	(14)	14	18	(1)	49
Taxes and Contributions	(108)	53	(221)	(17)	(196)
Others	30	(40)	(37)	(5)	(77)
Cash resulting from operating activities	648	1,455	347	2,054	2,213
Investment Activities	(381)	(572)	(349)	(2,103)	(1,687)
Fixed Assets Sale	4	2	1	7	2
Investment	(27)	(14)	2	(664)	(783)
Fixed Assets	(334)	(556)	(349)	(1,132)	(891)
Deferred Assets	(23)	(4)	(3)	(315)	(15)
Subsidiaries and Affiliated Companies, Net	0	0	(9)	0	77
Financing Activities	(220)	(661)	(489)	2	(900)
Inflows	2,478	1,421	1,162	6,107	4,794
Amortization and Paid Interest	(2,318)	(1,730)	(1,643)	(5,374)	(5,457)
Share Buy-Back	(108)	(53)	-	(161)	-
Dividends/Interest on Owners' Equity	(299)	(300)	(8)	(600)	(238)
Others	27	1	1	30	1

Cash and Cash Equivalents Increase (Reduction)	47	222	(500)	(47)	(296)
Cash and Cash Equivalents at the beginning of period	1,796	1,574	1,920	1,890	1,717
Cash and Cash Equivalents at the end of period	1,843	1,796	1,421	1,843	1,421

EXHIBIT IV

Consolidated Production Volume

PRODUCTION VOLUME

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

Polyolefins Unit
• PE´s - Polyethylene	409,041	414,299	422,471	403,736	397,486	330,686	425,151
• PP - Polypropylene	174,351	178,843	177,035	178,457	175,991	163,432	210,572
• Total (PE´s + PP)	583,392	593,142	599,507	582,193	573,477	494,118	635,723

Vinyls Unit
• PVC - Polyvinyl Chloride	116,518	113,911	114,831	120,162	130,023	129,916	139,518
• Caustic Soda	113,757	114,666	114,261	115,873	120,228	113,838	125,855
• EDC	46,110	13,018	34,758	27,196	26,762	15,795	41,822
• Chlorine	14,970	15,615	15,890	15,890	15,047	12,907	14,849

Basic Petrochemicals Unit
• Ethylene	590,071	601,286	593,470	581,322	586,278	461,410	605,771
• Propylene	296,683	297,634	300,766	288,959	288,473	224,645	307,622
• Benzene	186,506	175,325	184,170	174,880	173,943	137,215	171,782
• Butadiene	64,901	49,137	68,820	66,675	63,147	48,361	68,653
• Toluene	7,765	15,747	6,303	7,963	7,000	12,007	7,190
• Fuel (m3)	166,303	163,585	178,491	167,956	171,437	130,149	146,677
• Para-xylene	37,453	15,910	46,089	42,212	32,132	24,263	37,742
• Ortho-xylene	19,877	14,578	18,008	17,744	15,891	10,134	17,755
• Isoprene	3,152	3,742	3,106	3,023	5,176	4,487	4,758
• Butene 1	17,961	13,748	14,688	22,089	22,961	20,747	22,481
• MTBE	62,334	48,553	46,834	32,268	30,689	25,336	32,599
• ETBE	-	-	9,367	37,992	40,814	30,056	42,947
• Mixed Xylene	25,890	40,074	20,419	19,298	22,934	16,303	20,884

Business Development
• PET	15,320	10,249	-	-	-	-	-
• Caprolactam	11,730	8,358	10,542	10,986	11,871	11,372	10,658

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

Polyolefins Unit
• PE´s - Polyethylene	227,553	248,365	277,429	267,427	241,893	291,307	247,822
• PP - Polypropylene *	141,496	153,858	156,281	151,190	148,452	182,065	172,316
• Total (PE´s + PP)	369,049	402,222	433,710	418,617	390,346	473,372	420,138

Vinyls Unit
• PVC - Polyvinyl Chloride	102,647	110,278	117,444	134,544	115,780	124,352	141,888
• Caustic Soda	102,818	108,999	112,450	124,371	107,999	124,947	116,908
• EDC	-	-	-	-	15,084	12,093	7,044
• Chlorine	15,333	15,040	15,069	15,215	14,800	13,139	14,879

Basic Petrochemicals Unit
• Ethylene	118,957	115,147	117,287	128,858	106,395	83,064	109,164
• Propylene	90,604	98,988	95,025	96,629	96,757	92,598	102,968
• Benzene	83,173	82,697	73,799	83,917	57,595	67,534	63,553
• Butadiene	52,187	44,316	57,767	55,829	55,641	45,075	55,395
• Toluene	9,775	5,849	10,156	11,648	9,371	10,629	10,583
• Fuel (m3)	147,276	112,234	154,839	139,417	134,747	125,790	112,931
• Para-xylene	-	-	-	-	-	-	-
• Ortho-xylene	14,522	16,885	17,358	17,084	16,985	10,891	16,984
• Isoprene	2,227	1,476	1,254	1,561	2,949	2,166	3,278
• Butene 1	5,946	5,346	6,653	6,643	6,813	5,404	7,229
• MTBE	25	50	89	21	33	11	33
• ETBE	-	-	-	2	23	-	-
• Mixed Xylene	13,476	15,971	14,582	13,653	13,354	11,313	10,213

Business Development
• PET	17,475	14,057	13,044	15,757	9,851	10,418	11,624
• Caprolactam	4,307	4,664	5,059	4,236	3,870	4,508	4,919

* In 3T08 includes 19,864 t from Paulínia, referring to July and August, not recorded in Revenue, as the Company was still on pre-operational stage.

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

Polyolefins Unit
• PE´s - Polyethylene	160,533	174,567	144,254	119,531	94,247	87,048	115,212
• PP - Polypropylene *	27,499	40,616	21,283	23,723	22,684	16,912	30,328
• Total (PE´s + PP)	188,032	215,183	165,536	143,254	116,931	103,961	145,540

Vinyls Unit
• PVC - Polyvinyl Chloride	17,455	10,872	7,216	3,496	5,642	5,217	5,466
• Caustic Soda	4,113	-	-	-	-	-	-
• EDC	36,190	12,373	31,202	25,125	10,059	-	37,153
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemicals Unit
• Ethylene	9,616	9,155	2,709	-	-	-	-
• Propylene	24,553	29,828	21,712	16,868	-	-	-
• Benzene	84,528	87,206	98,278	77,354	82,109	64,144	88,044
• Butadiene	9,821	12,269	9,939	9,021	9,017	5,922	7,577
• Toluene	-	10,496	-	-	-	-	4,199
• Fuel (m3)	15,614	50,905	19,281	19,471	16,829	16,586	30,927
• Para-xylene	23,507	14,695	49,285	33,945	31,017	24,699	36,339
• Ortho-xylene	4,193	-	-	-	-	-	-
• Isoprene	-	830	2,517	836	1,680	3,346	1,607
• Butene 1	2,809	6,836	-	13,698	5,384	13,404	7,544
• MTBE	65,256	55,277	51,875	30,403	26,312	27,667	23,919
• ETBE	-	-	-	41,568	33,263	35,332	28,389
• Mixed Xylene	14,286	19,934	11,472	8,120	3,219	3,028	9,302

Business Development
• PET	353	249	516	148	-	2,775	725
• Caprolactam	7,788	4,675	5,776	8,459	7,429	8,207	4,573

* In 3T08 includes 3,118 t from Paulínia, referring to July and August, not recorded in Revenue, as the Company was still on pre-operational stage.

EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

Polyolefins Unit
• PE´s - Polyethylene	789	855	1,016	1,003	913	1,053	997
• PP - Polypropylene	497	529	549	526	516	569	584
• Total (PE´s + PP)	1,286	1,384	1,565	1,529	1,429	1,622	1,581

Vinyls Unit
• PVC - Polyvinyl Chloride	255	276	312	373	308	322	401
• Caustic Soda	82	88	94	107	100	123	140
• EDC	-	-	-	-	10	8	5
• Chlorine	9	8	7	7	6	6	7

Basic Petrochemicals Unit
• Ethylene	273	268	271	305	267	222	304
• Propylene	181	212	202	206	219	215	260
• Benzene	180	191	159	159	106	136	133
• Butadiene	126	105	138	114	119	109	195
• Toluene	18	12	19	20	17	21	22
• Fuel	142	109	149	132	136	147	131
• Para-xylene	-	-	-	-	-	-	-
• Ortho-xylene	32	39	40	32	33	23	38
• Isoprene	11	7	5	6	10	7	13
• Butene 1	15	13	17	18	18	16	20
• MTBE	0	0	0	0	0	0	0
• ETBE	0	0	0	0	0	0	0
• Mixed Xylene	29	37	33	30	31	29	30

Business Development
• PET	54	40	38	43	29	30	36
• Caprolactam	25	26	25	20	18	20	22

Resale of Condensate	188	367	81	219	210	161	-
Ipiranga Química	113	94	98	129	93	108	122
Others	339	354	320	321	367	208	298

Total	3,357	3,630	3,574	3,769	3,527	3,534	3,757

EXHIBIT VIII
Consolidated Net Revenue
Export Market

EXPORT MARKET - Net Revenue

R$ million	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08

Polyolefins Unit
• PE´s - Polyethylene	447	478	403	325	282	259	374
• PP - Polypropylene	73	106	58	62	64	48	90
• Total (PE´s + PP)	520	584	460	387	346	307	464

Vinyls Unit
• PVC - Polyvinyl Chloride	34	22	15	7	12	10	12
• Caustic Soda	3	-	-	-	-	-	-
• EDC	26	8	20	16	6	-	22
• Chlorine	-	-	-	-	-	-	-

Basic Petrochemicals Unit
• Ethylene	20	18	6	-	-	-	-
• Propylene	45	57	43	31	0	-	-
• Benzene	185	194	194	128	147	124	183
• Butadiene	22	27	21	18	20	17	30
• Toluene	-	17	-	-	-	-	7
• Fuel	13	55	20	19	22	25	48
• Para-xylene	49	33	100	62	60	53	86
• Ortho-xylene	8	-	-	-	-	-	-
• Isoprene	-	5	14	4	7	14	8
• Butene 1	4	13	-	38	14	33	20
• MTBE	86	80	74	45	39	48	57
• ETBE	-	-	-	69	58	71	65
• Mixed Xylene	18	32	15	10	5	5	15

Business Development
• PET	1	1	1	0	-	7	2
• Caprolactam	36	23	25	36	31	33	18

Resale of Condensate	-	77	-	-	-	-	132
Ipiranga Química	1	1	1	-	7	7	0
Others	(4)	93	42	167	109	118	107

Total	1,067	1,338	1,050	1,039	884	871	1,276

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.